Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Amendment No. 2 to Form F-1 (File No. 333-265333) of our report dated February 18, 2022, with respect to our audit of the financial statements of TradeUP Global Corporation as of December 31, 2021 and for the period from January 26, 2021 (date of inception) through December 31, 2021 included in the Registration Statement. We were dismissed as auditors on May 30, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal. We also consent to the reference to our firm under the heading “Experts” in the Registration Statement.

/s/ Friedman LLP

New York, New York

July 28, 2022